Exhibit 4.10
FIRST AMENDMENT
TO THE
CARDINAL HEALTH 401(K) SAVINGS PLAN
(As amended and restated January 1, 2011)
Background Information

A.
Cardinal Health, Inc. (“Cardinal Health”) previously adopted and currently maintains the Cardinal Health 401(k) Savings Plan (the “Plan”) for the benefit of employees of Cardinal Health and its subsidiaries and affiliates.

B.	Section 12.02 of the Plan permits the amendment of the Plan at any time.

C.
The Cardinal Health, Inc. Financial Benefit Plans Committee (the “Committee”) oversees the administration of the Plan and is authorized to approve certain amendments to the Plan and documents relating to the Plan’s administration in accordance with the authority delegated by the Human Resources and Compensation Committee of the Board of Directors of Cardinal Health.

D.	The Committee desires to amend the Plan to clarify the administration of hardship withdrawals under the Plan.
Amendment of the Cardinal Health 401(k) Savings Plan
The Plan is hereby amended as set forth below, effective as of August 1, 2009.

1.	The last paragraph of Section 6.01(B) of the Plan, describing a Participant’s application for a hardship withdrawal, is amended in its entirety to read as follows:
“A Participant making an application under this Section 6.01 shall do so electronically, online, using the recordkeeper’s electronic hardship withdrawal application and certification process. Under this paperless process, the Participant must certify that the Participant has met the hardship requirements and that the electronic certification supports the request. Notwithstanding these requirements, the Participant must agree to maintain the necessary documentation proving eligibility for the hardship withdrawal in the event they are asked to supply these documents in the future at the discretion of the Administrative Committee or upon request of the Internal Revenue Service. If a Participant’s application for an electronic hardship withdrawal is approved, the Trustee shall make payment of the approved amount of the hardship withdrawal to the Participant.”

2.	All other provisions of the Plan shall remain in full force and effect.
CARDINAL HEALTH, INC.
BY: /s/ KENDELL F. SHERRER
ITS: Vice President, Benefits
DATE: June 5, 2012